Union Capital @ Work



COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.7B	$10.1B	123,673	190.8M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED